July 14, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Chris Chase, Staff Attorney

RE:  BCS SOLUTIONS, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 8, 2010
     FILE NO. 333-167386

Mr. H. Christopher Owings & Mr. Chris Chase:

     This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BCS Solutions, Inc. (the "Company") dated July 7, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

     For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

It appears that your activities and proposed operations are commensurate in scope with those ordinarily associated with a blank check company. Please revise your registration statement to disclose your status as a blank check company and the meaning of that designation, as well as to comply with Rule 419 of the Securities Act of 1933, or tell us why you do not believe that Rule 419 does not apply to you.

RESPONSE:

We are not a blank check company because we have a specific business plan. In addition, we have no plan or intentions to be acquired or to merge with an operating company nor do we, or any of our shareholders, have plans to enter into a change of control or similar transaction or to change your management. Therefore, Rule 419 is not applicable.

STAFF COMMENT 2:

Please revise your filing to accurately and consistently state the positions held by Mr. Vorhies. Currently, your filing refers to Mr. Vorhies as your President (page 4), CEO (page 22), sole officer (page 23), vice president (page
24), and executive officer (page 25). We understand that Mr. Vorhies holds several titles, but if you choose to refer to Mr. Vorhies by one of his titles, please do so consistently throughout your filing unless the context of the disclosure requires otherwise.

RESPONSE:

We concur with the Staff and have updated Mr. Vorhies' title references to be consistent.

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STAFF COMMENT 3:

Please prominently state on your prospectus cover page that you are a development stage company and that your auditors have issued a going concern opinion.

RESPONSE:

We concur with the Staff and have added the requested references to our cover page.

STAFF COMMENT 4:

Please revise your disclosure, to state as you do on page 16, that you do not anticipate using any of the offering proceeds for product development.

RESPONSE:

We concur with the Staff and have added the appropriate language to the Summary Information section.

STAFF COMMENT 5:

Considering your disclosure on page 16 that you anticipating needing $150,000 to "start and design the business and marketing plan", please revise your disclosure on page three to clarify that the proceeds from this offering will not be sufficient to "develop and complete" your marketing and business plans.

RESPONSE:

We concur with the Staff and have revised the disclosure to reflect that this offering is not sufficient to complete our marketing and business plans.

STAFF COMMENT 6:

Please revise your discussion on page four to clarify, if accurate, that your offering will conclude upon the earlier of the sale of all shares offered or 90 days.

RESPONSE:

We concur with the Staff and have updated the disclosure to clarify that our offering will conclude at the earlier of 90 days or when all shares sold.

STAFF COMMENT 7:

Please revise the last sentence of the first full paragraph following your bullet point on risk factors to remove the implication that you do not have an obligation to update your prospectus for material changes. Please confirm your understanding in this regard.

RESPONSE:

We concur with the Staff and have revised the risk factor to state that we will update the registration statement with any material changes to our business.

STAFF COMMENT 8:

Please also revise the paragraph following the above and your summary as necessary to make clear that the summary includes the key aspects of the filing. See the instruction to Item 503(a) of Regulation S-K.

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RESPONSE:

We concur with the Staff and have updated the summary section to include the key aspects of the filing.

STAFF COMMENT 9:

Please expand your disclosure to define or describe "NSF checks" as referenced in the second to last paragraph on page four.

RESPONSE:

We concur with the Staff and have expanded the disclosure on NSF (non-sufficient funds) checks.

STAFF COMMENT 10:

The last two paragraphs on page four contain identical or similar information. Please revise. Please also review and revise your entire filing to avoid repeating disclosure in different sections of your filing that increase the size of the document but does not enhance the quality of the information. Refer to Instruction 4 to Rule 421(b) under the Securities Act of 1933.

RESPONSE:

We concur with the Staff and have updated the Summary Information to avoid any duplicated paragraphs. Also, we revised our risk disclosures to avoid any duplication.

STAFF COMMENT 11:

Please expand your description to clarify whether your office is part of Mr. Vorhies' residence and/or whether his employer is aware and approves of his activity with the company.

RESPONSE:

We concur with the Staff and have updated the reference to the Company's address is located at Mr. Vorhies' residence.

STAFF COMMENT 12:

Please note that the risks that describe circumstances that could apply equally to other businesses that are similarly situated are generally generic risks that should not be included in your risk factor disclosure. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. By way of example only, and not intended as an exhaustive list, we refer you to all of the risk factors on page 13.

RESPONSE:

We concur with the Staff and have updated the risk factor section accordingly.

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STAFF COMMENT 13:

We note that your filing includes duplicative risk factor disclosure. For example you have identical risk factors on pages 10 and 11 that begin with the subheading "Because we are small and do not have much capital ... " Also, your risk factor on page 10 with the subheading "BCS Solutions has no history to base assumptions on attracting customers ... " appears to disclose identical risks to those set forth on page 11 under the subheading "Our lack of an operating history gives no assurance, ... " We also note that your first risk factor on page six addresses the same risk, the lack of a market for your shares, as your first full risk factor on page eight. Please review your entire risk factor disclosure and revise as appropriate to remove any duplicative disclosure.

RESPONSE:

We concur with the Staff and have updated the risk factor section to remove duplicative disclosures.

STAFF COMMENT 14:

In the first paragraph on page eight you make reference to your stock "trading on the OTCBB, ... " Please revise this risk factor to clarify that securities are quoted by market makers, not traded, on the OTCBB. Please also clarify, as you have on page 17, the current status of your stock being quoted on the OTCBB.

RESPONSE:

We concur with the Staff and have modified registration statement to reflect that our security will be quoted, not traded on the OTCBB. Currently, our stock is not quoted on the OTCBB.

STAFF COMMENT 15:

In this risk factor, and throughout your filing, you use the terms Over-The-Counter Bulletin Board, OTC Bulletin Board and OTCBB to refer to the same quotation service. Please revise your filing throughout to use a single consistent term.

RESPONSE:

We concur with the Staff and have updated the various OTCBB references to be consistent throughout our registration statement.

STAFF COMMENT 16:

Please eliminate your disclosure on page 11 that Mr. Vorhies is prepared to adjust his timetable to devote more time to the company since it mitigates the point of the risk. Please make the identical revision to the following risk factor on page 12.

RESPONSE:

We concur with the Staff and have updated the risk factors regarding Mr. Vorhies' time allocation to the company.

STAFF COMMENT 17:

Please expand your first risk factor on page 13 to clarify the specific personnel you expect to need. Otherwise, please delete this risk factor.

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RESPONSE:

We concur with the Staff and have removed this risk factor.

STAFF COMMENT 18:

Reference is made to your disclosure that the funds raised through this offering will be used to start and design the business and marketing plan, which you anticipate will cost approximately $150,000. Given that the maximum net proceeds of this offering are $25,000, please refer to Instruction 3 of Item 504 of Regulation S-K and disclose the amounts and sources of other funds needed to start and design your business and marketing plan.

RESPONSE:

We concur with the Staff and have updated our registration statement to reflect That our operational costs over the next year are anticipated to be $150,000. These costs include completion of the business and marketing plan, product development, service strategies and identifying the resources to implement our plan. In addition, we have added where we will seek those funds.

STAFF COMMENT 19:

Please expand your business discussion to clearly and prominently state the current status of your products. See Item 101(h)(4)(iii) of Regulation S-K. Please also ensure that the tense you use in your disclosure does not indicate you have developed a product where no such product yet exists. For example, you refer to your "complete line of check acceptance products" on page 20, but it does not appear you have developed such products.

RESPONSE:

We concur with the Staff and have updated the business discussion to clearly reflect the status of our products.

STAFF COMMENT 20:

Please expand your disclosure in the last paragraph on page 20 to describe how you "plan to be more economical" than your competitors.

RESPONSE:

We concur with the Staff and have updated the reference to be more aggressive on pricing instead of "more economical."

STAFF COMMENT 21:

In addition, please discuss your perceived business viability in view of your statement that "Competitors already exist in this sector with superior products, services, financial resources, conditions and/or benefits."

RESPONSE:

We concur with the Staff and have updated the registration to articulate our viability given the competitive landscape.

STAFF COMMENT 22:

In the first paragraph on page 21 you state that you intend to promote your services via your website. Please disclose whether you have an established website, and if so, the address.

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RESPONSE:

We concur with the Staff and have inserted language that our website has not been developed yet.

STAFF COMMENT 23:

You refer to "principals" in the fourth paragraph on page 21. Please revise to reflect that you have only one principal.

RESPONSE:

We concur with the Staff and have corrected the reference to our principal.

STAFF COMMENT 24:

Please revise the first paragraph under this subheading to describe your business plan in a manner consistent with your disclosure elsewhere in your filing. Specifically, it appears that you inaccurately describe your business plan as a company that "will design, develop, and market instructional products and services ... "

RESPONSE:

We concur with the Staff and have revised the language in the first paragraph to be consistent with the other references in the registration statement.

STAFF COMMENT 25:

Please revise the first paragraph of this section on page 22 to briefly describe the types of product(s) to which you are referring.

RESPONSE:

We concur with the Staff and have added brief explanation as to the products we are referring to.

STAFF COMMENT 26:

Your disclosure regarding the use of your needed capital appears to be inconsistent. In the first paragraph on page 23 you state that you anticipate needing $150,000 to "execute [your] business plan over the next twelve (12) months." In comparison, your disclosure in the second to last paragraph on page 16 states that you anticipate needing $150,000 to "start and design the business and marketing plan, ... " In other words, your page 23 disclosure suggests the business plan is complete and ready to be implemented, but your page 16 disclosure indicates that your business plan is not yet started. Please revise your disclosure throughout your filing to clearly and consistently state how you intend to use the needed $150,000.

RESPONSE:

We concur with the Staff and have revised the references to be consistent regarding the use of the $150,000.

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STAFF COMMENT 27:

Please consolidate and clarify your disclosure on page 23 regarding the sources from which you anticipate obtaining additional financing. In the second paragraph on page 23 you state that you "may be able to issue notes payable or debt instruments", and in the last paragraph you state that you "will seek alternative financing through means such as borrowings from institutions or private individuals."

RESPONSE:

We concur with the Staff and have clarified the references to obtaining additional financing.

STAFF COMMENT 28:

In the second paragraph on page 23 you refer to potentially needing to grant "a security interest in the service offering ... " to obtain financing. Please expand your disclosure to clarify your reference to a "service offering."

RESPONSE:

We concur with the Staff and have updated the language to reflect the Company's assets, not the "service offering".

STAFF COMMENT 29:

In the fourth paragraph on page 23 you state that Mr. Vorhies has agreed to not draw salary until "a minimum of $300,000 in funding is obtained ... " but in the last paragraph on page 26 you state that Mr. Vorhies will not take a salary "until the Company has raised $500,000 in working capital ... " Please revise your disclosure to be consistent and accurate.

RESPONSE:

We concur with the Staff and have revised the language to reflect the $500,000 requirement for Mr. Vorhies salary to become effective.

STAFF COMMENT 30:

Your reference in the last paragraph on page 24 is Regulation S-B is outdated. Please revise.

RESPONSE:

We concur with the Staff and have corrected the reference to Regulation S-K.

STAFF COMMENT 31:

Your disclosure regarding your intention to establish an audit committee is inconsistent. In the first full paragraph on page 25 you state that you intend to establish an audit committee when you are able to sufficiently expand your Board of Directors, but in the last paragraph on the same page you state that you "may seek to establish an audit and other committees ... " Please revise.

RESPONSE:

We concur with the Staff and have revised the references to the audit committee.

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STAFF COMMENT 32:

Please clarify your discussion to give specific date and employment history for Mr. Vorhies as your current information suggests that his consulting work is considered full time position. See Item 401(e) of Regulation S-K.

RESPONSE:

We concur with the Staff and have added Mr. Vorhies employment history.

STAFF COMMENT 33:

Footnote two to your Summary Compensation Table on page 27 suggests that Mr. Vorhies may have indirect holdings of your stock, but on page 28 you state that he has direct ownership of all of his shares. Please revise or advise.

RESPONSE:

We concur with the Staff and have corrected the reference to his direct holdings.

STAFF COMMENT 34:

Your table on page II-1 indicates that you have a total of $1,000 in expenses related to this offering, but your disclosure on page 3, and elsewhere, states that your expenses are $5,000. Please revise or advise.

RESPONSE:

We concur with the Staff and have updated the references to the expenses of $5,000.

STAFF COMMENT 35:

Please confirm your understanding that you must file your legal opinion in a timely manner to allow us sufficient time to review it before you request that your registration statement become effective.

RESPONSE:

We concur with the Staff and have added the legal opinion.

STAFF COMMENT 36:

It appears that you have used the signature certification language for Form S-3. Please revise to use the Form S-1 language.

RESPONSE:

We concur with the Staff and have revised the certification language.

     We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-289-0434.

Sincerely,

/s/ Tyler Vorhies

Tyler Vorhies
Chief Executive Officer

Enclosure

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